Via Facsimile and U.S. Mail
Mail Stop 4720

May 3, 2010

John L. Workman
Executive Vice President and
Chief Financial Officer
Omnicare, Inc.
1600 River Center II
100 East River Center Boulevard
Covington, KY 41011

Re: Omnicare, Inc
         Form 10-K for Fiscal Year Ended December 31, 2009
         File No. 001-08269

Dear Mr. Workman:

        We have reviewed your April 9, 2010 response to our March 29, 2010 letter and
have the following additional comments. Where we ask you to revise disclosure, please
provide us information showing us what the revised disclosure will look like and identify
the annual or quarterly filing, as applicable, in which you intend to first include it. If you
do not believe that revised disclosure is necessary, explain the reason in your response.
After reviewing the information provided, we may raise additional comments and/or
request that you amend your filing.

Form 10-K For The Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of
Operations
Critical Accounting Policies

Inventory, page 81

   1. Refer to your response to Comment Two. Please revise your disclosure to include
      the key elements of your response, including at a minimum, the following:

      a) A section discussing the existence, key aspects and accounting for your
         rebate/discount program with your manufactures. Include a discussion of how

estimated accruals are determined and the statement in your response letter that year over year out of period adjustments were not material for prior years and are not expected to be material in the future.

b) Please add an Accounting Policy for Rebates/Discounts to your Notes to Financial Statements.

Goodwill, page 81

2. Refer to your response to Comment Three. Please disclose your assertion that none of your reporting units are at risk of failing step one of your impairment analysis.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant